EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2006	2005	2006	2005
Computation of Earnings:
Income before income taxes	$294	$267	$700	$748
Add:
Interest expense	155	154	459	460
Amortization of capitalized interest	1	1	2	2
Amortization of debt premium/discount and expenses	5	3	15	11
Interest portion of rent expense	18	21	52	49
Earnings as adjusted	$473	$446	$1,228	$1,270

Computation of Fixed Charges:
Interest expense	$155	$154	$459	$460
Capitalized interest	—	1	2	3
Amortization of debt premium/discount and expenses	5	4	15	12
Interest portion of rent expense	18	21	52	49
Fixed charges	$178	$180	$528	$524

Ratio of Earnings to Fixed Charges(A)	2.65	2.49	2.32	2.43

(A) Ratios were calculated prior to rounding to millions.